Exhibit 1
                                    ---------

                                            MTNL/SECTT/Stock Exchange/05
                                            August 8, 2005

The Secretary, Stock Exchanges
Bombay/Delhi/Calcutta/
Madras/NSE/NYSE

Sub: Closure of Register of Members and Share Transfer Books

Dear Sir,

     Pursuant to the provisions of Section 154 of the Companies Act, 1956 read with Clause 16 of the Listing Agreement notice is hereby given that the Register of Members and Share Transfer Books of the Company shall remain closed from Friday the 16th September 2005 to Thursday the 22nd September 2005 (Both days inclusive) for facilitating the payment of dividend, if any approved in the 19th AGM of the Company for the year ended 31st March 2005.

     The said notice has already been given for publication in the newspapers.


     Thanking you,

                                            Yours faithfully,


                                            (S.R.SAYAL)
                                            DEPUTY COMPANY SECRETARY


Copy to:
M/s. Beetal Financial & Computer Services (P) Ltd.
3rd Floor, Beetal House,
99, Madangir, Behind Local Shopping Centre,
Near Dada Harsukhdas mandir,
New Delhi-110062.

You are requested to take note of the Book Closure dates and keep the complete record ready as on the Book Closure date for payment of dividend, etc.